Filed by Maxim Integrated Products, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and

deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: Maxim Integrated Products, Inc.

Commission File No.: 001-34192

The following summary of Maxim Integrated Product Inc.’s (“Maxim”) Change in Control Employee Severance Plans was made available to Maxim employees on the company’s intranet site on August 13, 2020.

Maxim Change in Control (CIC) Employee Severance Plans Summary

August 12, 2020

NOTE: This is only a summary. The change in control employee severance plan documents for Maxim’s US employees (cash and equity) and Non-US employees (cash and equity) will govern all terms and conditions relating to any severance payments and benefits under the plans. In the event there is a conflict between this summary and the plan documents, the plan documents will control.

Eligibility

1)	The protection period under the Change in Control Employee Severance Plans (the “CIC Plans”) runs from July 13, 2020 (the announcement of the merger), until 2 years after the transaction closes.

2)

To be eligible to participate in the CIC Plans, an employee must be employed on a full-time basis. This includes new hires joining Maxim on or after July 13, 2020, the date Maxim announced its entry into the definitive agreement with ADI to combine the two companies.

3)	Interns, temporary employees, part-time employees, and 3rd party agency personnel are not eligible.

4)	Employees who have entered into written separation agreements or have given or been given notice of termination (including resignations) prior to July 13, 2020, are also not eligible.

5)	Eligible employees will receive benefits under the CIC plans only in the following 2 circumstances during the protection period:

a.	Involuntary termination of employment by the Company (such as a reduction in force), other than for cause, death or disability, or

b.

Resignation for “Good Reason” (as defined in the CIC Plans). In summary, “Good Reason” is fully defined in the CIC Plans but generally means the following, provided the employee gives notice to the Company of his or her resignation for “Good Reason” within 90 days and the situation is not fully corrected or remedied by the Company within 30 days following its receipt of such notice:

i.

For Level I and II Employees only: A material diminution in duties or responsibilities (which does NOT include a change in job title, or any change in duties or responsibilities of a type that the Company has historically caused or permitted)

ii.

For all Employees: A greater than 10% reduction in annual total cash compensation opportunity (including base salary and target annual bonus opportunity); provided that, annual total cash compensation opportunity may be temporarily reduced by up to 20% in response to the COVID-19 pandemic or other extraordinary event of similar market consequence, if such reduction applies on the same basis to Maxim and ADI employees.

iii.

For all employees: Relocation of the employee’s principal place of employment to a location more than 60 miles from the employee’s principal place of employment immediately prior to the closing of the transaction.

Levels of Employees

Eligible employees have been divided into five levels for the purpose of determining payment and benefit levels under the CIC Plans, as follows:

1)	Level I – CEO, SVPs & VPs

2)	Level II – Managing Directors & equivalent positions (e.g., fellows)

3)	Level III – Executive Directors & equivalent positions (e.g., Distinguished MTS)

4)	Level IV – All US exempt employees and all non-US employees who have been assigned bonus position points

5)	Level V – All US hourly/non-exempt employees and all non-US employees who have not been assigned bonus position points

CIC Plans Benefits Table

Below is a summary of the cash severance payment, equity treatment and health plan continuation period for eligible employees:

Employee Level	Annual Base	Annual Bonus at Target	Equity Acceleration	Health Plan Continuation
Level I	2X	2X	100%	24 months
Level II	2X	2X	100%	24 months
Level III	2X	2X	100%*	24 months
Level IV	4 weeks for every year of service (uncapped)	—	100%*	24 months
Level V	2 weeks for every year of service (uncapped)	—	—	12 months

*

Accelerated vesting of all equity awards granted in September 2020 and later is pro-rated based on the number of days employed from the date of grant of the award through the termination date, and the total number of days in the vesting period.

Notes:

1)	Cash severance payment is calculated based on an employee’s salary in effect immediately prior to the termination date.

2)

Non-US employees will receive the greater of the CIC cash severance payment or any statutory or legally mandated severance payments, termination indemnity, or any severance benefits in a written severance agreement, if applicable.

3)	Release of Claims:

a)	Each eligible employee must sign a release of all claims against the Company (and its successors) as a condition to receiving any payments or benefits under the CIC Plans.

Forward Looking Statements

This communication relates to a proposed business combination transaction between Analog Devices, Inc. (“ADI”) and Maxim Integrated Products, Inc. (“Maxim”). This communication contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements address a variety of subjects, including, for example, projections as to the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined organization’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, and the anticipated closing date for the proposed transaction. Statements that are not historical facts, including statements about ADI’s and Maxim’s beliefs, plans and expectations, are forward-looking statements. Such statements are based on ADI’s and Maxim’s current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “would,” “target” and similar expressions, as well as variations or negatives of these words. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the uncertainty as to the extent of the duration, scope and impacts of the COVID-19 pandemic; political and economic uncertainty, including any faltering in global economic conditions or the stability of credit and financial markets, erosion of consumer confidence and declines in customer spending; unavailability of raw materials, services, supplies or manufacturing capacity; changes in geographic scope or product or customer mix; changes in export classifications, import and export regulations or duties and tariffs; changes in ADI’s or Maxim’s estimates of their expected tax rate based on current tax law; ADI’s ability to successfully integrate Maxim’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction and growth prospects of the combined company may not be fully achieved in a timely manner, or at all; adverse results in litigation matters, including the potential for litigation related to the proposed transaction; the risk that ADI or Maxim will be unable to retain and hire key personnel; the risk associated with ADI’s and Maxim’s ability to obtain the approvals of their respective shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; uncertainty as to the long-term value of ADI’s common stock; and the diversion of management time on transaction-related matters. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to ADI’s and Maxim’s respective periodic reports and other filings with the SEC, including the risk factors contained in ADI’s and Maxim’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain and are made only as of the date hereof. Except as required by law, neither ADI nor Maxim undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, ADI intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of ADI and Maxim and that also constitutes a prospectus of ADI. Each of ADI and Maxim may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ADI or Maxim may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of ADI and Maxim. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ADI, Maxim and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ADI will be available free of charge on ADI’s website at http://www.analog.com or by contacting ADI’s Investor Relations Department by email at investor.relations@analog.com or by phone at 781-461-3282. Copies of the documents filed with the SEC by Maxim will be available free of charge on Maxim’s website at investor.maximintegrated.com or by contacting Maxim’s Investor Relations department by phone at 408-601-5697.

Participants in the Solicitation

ADI, Maxim and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ADI, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ADI’s proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on January 24, 2020, and ADI’s Annual Report on Form 10-K for the fiscal year ended November 2, 2019, which was filed with the SEC on November 26, 2019. Information about the directors and executive officers of Maxim, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Maxim’s proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on September 27, 2019, and Maxim’s Annual Report on Form 10-K for the fiscal year ended June 29, 2019, which was filed with the SEC on August 21, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from ADI or Maxim using the sources indicated above.